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Exhibit (a)(1)(D)

TRINSEO S.A.

OFFER TO PURCHASE FOR CASH BY
TRINSEO S.A.
UP TO 1,165,000 ORDINARY SHARES
AT A PURCHASE PRICE OF $35.63

        THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME ON APRIL 25, 2016 UNLESS THE OFFER IS EXTENDED. TRINSEO S.A. MAY EXTEND THE OFFER PERIOD AT ANY TIME.

March 28, 2016

To Our Clients:

        Enclosed for your consideration are the offer to purchase, dated March 28, 2016, and the related letter of transmittal in connection with the offer by Trinseo S.A., a Luxembourg limited liability company ("Trinseo"), to purchase for cash up to 1,165,000 of its ordinary shares, nominal value $0.01 per share, at a price of $35.63 per share, net to the seller in cash.

        Trinseo's offer is being made upon the terms and subject to the conditions set forth in its offer to purchase, dated March 28, 2016, and in the related letter of transmittal which, together with the offer to purchase, as they may be amended and supplemented from time to time, constitute the offer.

        Only shares properly tendered and not properly withdrawn will be purchased. However, because of the proration provisions described in the offer to purchase, all of the shares tendered may not be purchased if more than 1,165,000 shares are properly tendered. All shares tendered and not purchased, including shares not purchased because of proration or the conditional tender procedures, will be returned at Trinseo's expense as soon as practicable following the expiration date.

        If the number of shares tendered is more than 1,165,000, Trinseo will purchase shares on a pro rata basis (subject to the "odd lot" priority) from all shareholders who tendered shares, provided that Trinseo reserves the right to accept for purchase pursuant to the tender offer up to an additional 2% of outstanding shares without extending the tender offer, subject to obtaining any necessary approvals required under Luxembourg law.

        Upon the terms and subject to the conditions of Trinseo's offer, if more than 1,165,000 shares are properly tendered and not properly withdrawn, Trinseo will purchase, subject to the conditional tender procedures described in Section 6 of the offer to purchase, all other shares on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares.

        A tender of your shares can be made only by us as the holder of record and pursuant to your instructions. The letter of transmittal is furnished to you for your information only and cannot be used by you to tender your shares held by us for your account.

        Accordingly, please use the attached "Instruction Form" to instruct us as to whether you wish us to tender any or all of the shares we hold for your account on the terms and subject to the conditions of the tender offer.

        WE CALL YOUR ATTENTION TO THE FOLLOWING:

  1.
  You should consult with your broker regarding the possibility of designating the priority in which your shares will be purchased in the event of proration.

  2.
  The offer is not conditioned upon any minimum number of shares being tendered.

  3.
  The offer and withdrawal rights will expire at 5:00 p.m., New York City time, on April 25, 2016 unless Trinseo extends the offer.

  5.
  The offer is for up to 1,165,000 shares.

  6.
  Tendering shareholders who are registered shareholders or who tender their shares directly to American Stock Transfer and Trust Company, LLC, as the depositary, will not be obligated to pay any brokerage commissions or fees, solicitation fees, or, except as set forth in the offer to purchase and the letter of transmittal, stock transfer taxes on Trinseo's purchase of shares under the offer.

  7.
  The board of directors of Trinseo has approved the offer. However, none of Trinseo, its subsidiaries, its board of directors or the information agent makes any recommendation to shareholders as to whether they should tender or refrain from tendering their shares. Shareholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender.

  8.
  If you wish to have us tender any or all of your shares, please so instruct us by completing, executing, detaching and returning to us the attached Instruction Form. If you authorize us to tender your shares, we will tender all such shares unless you specify otherwise on the attached Instruction Form.

        Please forward your Instruction Form to us as soon as possible to allow us ample time to tender your shares on your behalf prior to the expiration of the offer.

        The offer is being made solely under the offer to purchase and the related letter of transmittal and is being made to all record holders of shares. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares residing in any jurisdiction in which the making of the tender offer or acceptance thereof would not be in compliance with the securities, blue sky or other laws of that jurisdiction.

 INSTRUCTION FORM

INSTRUCTIONS FOR TENDER OF SHARES OF TRINSEO S.A.

        By signing this Instruction Form you acknowledge receipt of our letter and the enclosed offer to purchase, dated March 28, 2016 and the related letter of transmittal in connection with the offer by Trinseo S.A., a Luxembourg limited liability company ("Trinseo"), to purchase its ordinary shares, $0.01 nominal value per share. Trinseo is offering to purchase up to 1,165,000 shares at a price of $35.63 per share net to the seller in cash, without interest. Trinseo's offer is being made upon the terms and subject to the conditions set forth in the offer to purchase and in the related letter of transmittal, which, as they may be amended or supplemented from time to time, together constitute the offer.

        This will instruct us to tender to Trinseo, on your behalf, the number of shares indicated below (or if no number is indicated below, all shares) which are beneficially owned by you but registered in our name, upon the terms and subject to the conditions of the offer.

        Number of shares to be tendered:              shares. (Unless otherwise indicated, it will be assumed that all shares held by us for your account are to be tendered.)

CONDITIONAL TENDER
(See Instruction 11 to the Letter of Transmittal)

        You may condition your tender of shares on Trinseo's purchasing a specified minimum number of your tendered shares, all as described in Section 6 of the offer to purchase. Unless the minimum number of shares you indicate below is purchased by Trinseo in its offer, none of the shares you tender will be purchased. It is your responsibility to calculate that minimum number of shares that must be purchased if any are purchased, and you are urged to consult your own tax advisor before completing this section. Unless this box has been checked and a minimum number of shares specified, your tender will be deemed unconditional.

☐
The minimum number of shares that must be purchased, if any are purchased, is:              shares.

        If, because of proration, the minimum number of shares that you designated above will not be purchased, Trinseo may accept conditional tenders by random lot, if necessary. However, to be eligible for purchase by random lot, you must have tendered all your shares and checked this box:

☐
The tendered shares represent all shares held by me.

The method of delivery of this document is at the option and risk of the tendering shareholder. If you decide to make delivery by mail, we recommend you use registered mail with return receipt requested, properly insured. In all cases, sufficient time should be allowed to assure delivery.

SIGN HERE:
Signature(s):

Print Name(s):

Address(es):

Area Code and Telephone Number:

Taxpayer Identification or Social Security Number:

Date:

My Account Number With You:

3

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INSTRUCTION FORM INSTRUCTIONS FOR TENDER OF SHARES OF TRINSEO S.A.
CONDITIONAL TENDER (See Instruction 11 to the Letter of Transmittal)